SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                               SCHEDULE 13D-Final
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Borders Group Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    099709107
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                                 (CUSIP Number)


                                 Salvatore Faia
                          Dreman Value Management, LLC
                           Harborside Financial Center
                               Plaza 10, Suite 800
                              Jersey City, NJ 07311
                                 (201) 793-2005

      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                              September 14th, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)

                                  (Page 1 of 4)

CUSIP No.  099709107                                          Page   2 of  4

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    1      Name Of Reporting Person/I.R.S. Identification No. Of Above
           Person (Entities Only)

           Dreman Value Management, L.L.C. /I.R.S. Identification No. 22-3499132

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    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                                  (b)

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    3      SEC Use Only

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    4      Source Of Funds (See Instructions): OO

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    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
           Items 2(d) or 2(e)

                                      Not Applicable

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    6      Citizenship Or Place Of Organization:  Delaware

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             Number Of                    7     Sole Voting Power      4,906,710
               Shares
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            Beneficially                  8     Shared Voting Power
              Owned By
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                Each                      9     Sole Dispositive Power 4,906,710
             Reporting
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            Person With                  10     Shared Dispositive Power
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   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           4,906,710
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions):


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   13      Percent Of Class Represented By Amount In Row (11)

           8.34%
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   14      Type Of Reporting Person (See Instructions):

           IA
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



         Dreman Value Management, L.L.C. ("Dreman") hereby amends its Schedule 13G, filed with the Securities and Exchange Commission on February 8th, 2006, relating to the shares of Borders Group, Inc. (the "Company") common stock, $.001 par value (the "Common Stock"), as follows:

Item 3.       Source and Amount of Funds or Other Consideration.

Item 4.           Purpose of Transaction.

Item 5.           Interest in Securities of the Issuer.

                  DVM does not wish to take an "activist" position as a shareholder of BGP. At this time DVM owns <10% of the outstanding voting shares of BGP. This 13D-Final is DVM's representation of its withdrawal of the 13D filed on February 14th, 2007. DVM will file form 13G as required in connection with future holdings.

                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                       September 21st, 2007

                                                       /s/ Salvatore Faia, in
                                                       his capacity as Chief
                                                       Compliance Officer of
                                                       Dreman Value Management,
                                                       L.L.C.


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)